

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 23, 2011

<u>Via E-mail</u>
Mr. Xiuyong Zhang
Chief Financial Officer
Fuwei Films (Holdings) Co., Ltd.
No. 387 Dongming Road, Weifang Shandong
People's Republic of China, 261061

   RE: Fuwei Films (Holdings) Co., Ltd.
   Form 20-F for the Year Ended December 31, 2010
   Filed March 25, 2011
   Form 20-F/A for the Year Ended December 31, 2010
   Filed December 2, 2011
   File No. 1-33176

Dear Mr. Zhang:

   We have reviewed your response letter dated December 2, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for the Year Ended December 31, 2010</u>

<u>Risk Factors, page 8</u>

<u>Circumstances Under Which You Acquired Ownership of Your Main Productive Assets, page 10</u>

1. We note your response to comment two from our letter dated November 14, 2011. On page 10 you state that your counsel believes that a loss is remote, however on F-16 you state that a loss is possible. Please revise your Legal Proceedings footnote to state whether or not it is reasonably possible that you may incur material losses in excess of the amounts accrued, if any, related to either issue. Please also revise to so state and disclose a range of reasonably possible loss, or, if true, state that such an amount cannot be estimated.

Item 15. Controls and Procedures, page 77

2. We note your response to comment five from our letter dated November 14, 2011. You indicate that the financial statements are prepared by the Manager and Assistant to the Manager and reviewed by the CEO and CFO. Please provide the following:

    • Tell us whether the CEO and/or CFO have any relevant training or experience in U.S. GAAP;

    • Tell us whether the CEO and/or CFO hold and maintain any other U.S. GAAP professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant;

    • You disclose that your Manager and Assistant to the Manager have attended trainings in U.S. GAAP. Please tell us what relevant education and specific ongoing training he or she has had relating to U.S. GAAP;

    • Please tell us whether your Manager or Assistant to the Manager hold and maintain any U.S. GAAP professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

    • Please tell us about your CEO, CFO, Manager, Assistant Manager and Internal Control Clerk's professional experience in evaluating effectiveness of internal control over financial reporting.

3. We also note in your response to comment five from our letter dated November 14, 2011 that Mr. Tee Chuang Khoo was determined to be an audit committee financial expert. Please tell us the following regarding your financial expert:

    • What role, if any, he takes in preparing your financial statements and evaluating the effectiveness of your internal control;

    • What relevant ongoing training has he had relating to U.S. GAAP;

    • Whether he holds and maintains any other professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

    • About his professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting. Please specifically tell us what role Mr. Khoo had in preparing financial statements and evaluating the effectiveness of internal controls in his positions as senior partner, general manager and other managerial positions of listed companies. Please also tell us whether any of those companies report their financial statements under U.S. GAAP.

 (22) Commitments and Contingencies, page F-16

(d) Legal Proceedings, page F-16

Class Action, page F-17

4. We note your response to comment eight from our letter dated November 14, 2011. You indicate that you do not believe that any resulting changes are required. Please confirm

whether or not it is reasonably possible that you may incur material losses in excess of the amounts accrued. Please also revise to so state and disclose a range of reasonably possible loss, or, if true, state that such an amount cannot be estimated.

Form 20-F/A for the Year Ended December 31, 2010

Exhibit 12.1 and 12.2

5. You have replaced the word "report" with "annual report" in paragraphs 2, 3, and 4 of your certifications. In future filings, please revise your certifications to use the word "report" instead of the description of the corresponding report. Your certifications should be in the exact form as required in Item 601(b)(31) of Regulation S-K.

    You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or me at (202) 551-3689 if you have questions regarding these comments.

                                        Sincerely,

                                        /s/ John Hartz

                                        John Hartz
                                        Senior Assistant
                                        Chief Accountant